UNITED STATES OF AMERICA
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.   20549


Application of Northeast      )
                              )         CERTIFICATE PURSUANT TO
Utilities, Charter Oak Energy )         RULE 24 UNDER THE PUBLIC
                              )         UTILITY HOLDING COMPANY ACT
Inc. and COE Development      )         OF 1935
                              )
Corp. on Form U-1             )
                              )
(File No. 70-8507)            )


     Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Charter Oak Energy, Inc. ("Charter Oak"), a wholly-owned subsidiary of Northeast Utilities ("NU"), a registered holding company, hereby files this quarterly report as required by the Securities and Exchange Commission's supplemental order authorizing preliminary development activities and financing related to such activities and to acquisitions of interests in exempt wholesale generators ("EWGs") and foreign utility companies ("FUCOs") by Charter Oak (HCAR. No. 26134, September 30, 1994, File No. 70-8062, HCAR. No. 26213, December 30, 1994, File No. 70-8507, and HCAR.
No. 26354, August 7, 1995, File No. 70-8507, HCAR, No. 26623, December 12,
1996, File No. 70-8507, HCAR No. 26810, December 30, 1997, File No. 70-8507).

(1)  BALANCE SHEET AS OF SEPTEMBER 30, 1998:

          Attached as Exhibit A.

(2)  TWELVE MONTH INCOME STATEMENT ENDING SEPTEMBER 30, 1998:

          Attached as Exhibit B.

(3) GENERAL DESCRIPTION OF THE ACTIVITIES OF CHARTER OAK FOR THE QUARTER ENDED SEPTEMBER 30, 1998, AND OF THE PROJECTS IN WHICH CHARTER OAK OR ITS SUBSIDIARIES HAVE AN INTEREST:

     During the third quarter of 1998, pursuant to the permission granted by the Commission in the September 30, 1994 (HCAR. No. 26134), December 30, 1994 (HCAR. No. 26213), August 7, 1995 (HCAR. No. 26354) and December 12, 1996
(HCAR. No. 26623) and December 30, 1997 (HCAR No.26810) orders, Charter Oak, through its wholly-owned subsidiary COE Development Corporation ("COE Development"), has participated in limited preliminary development activities for EWGs and FUCOs, primarily to preserve existing value in these projects. These activities have been performed by COE Development both on its own and with unaffiliated third parties.

     On August 7, 1995 the Commission authorized NU to make investments in Charter Oak, and Charter Oak to make investments in COE Development, in the amount of up to $400 million, through December 31, 1996, for preliminary development activities and for acquisitions of interests in EWGs and FUCOs. This authorization includes preliminary development of domestic projects as well as investments in EWGs and FUCOs. On December 12, 1996, this authority was extended to December 31, 1997 with the authorized amount of investment reduced to $200 million. The Commission extended the authority to December 31, 1998 on December 30, 1997.

     On December 5, 1995, Charter Oak filed a Form U-57 notifying the Commission of foreign utility company status for Ave Fenix Energia S.A. ("Ave Fenix"), the 168 MW natural gas project in the Republic of Argentina.
Charter Oak through its wholly-owned subsidiary COE Ave Fenix Corporation, will own approximately 83% of the issued and outstanding common stock of Ave Fenix. On January 27, 1997, Ave Fenix closed on a $44 million term loan. Charter Oak is in the process of selling its interest in this project.

     On June 24, 1996, the Plantas Eolicas S.A., the 20 MW wind project in
Costa Rica, synchronized with the grid. Charter Oak, through its wholly-owned subsidiary COE Tejona Corporation, will own approximately 65% of the issued and outstanding common stock of Plantas Eolicas. It is anticipated that a Costa Rican company will hold the remaining 35% of the common stock of Plantas Eolicas. Charter Oak sold its interest in this project on May 5, 1998 and filed a Form U-57/A on May 27, 1998 notifying the Securities and Exchange Commission that Plantas Eolicas no longer requires Foreign Utility Company status with respect to Northeast Utilities and its subsidiaries.

     At this time, none of the other projects Charter Oak is currently pursuing are sufficiently defined to move beyond the preliminary development stage and therefore are not contained in this report.

(4) THE AMOUNTS OF RECOURSE AND NON-RECOURSE DEBT SECURITIES ISSUED TO THIRD PARTIES BY INTERMEDIATE COMPANIES:

     N.A.

(5) REGULATORY STATUS OF FACILITIES ELIGIBLE FOR EXEMPTION AS A PUBLIC UTILITY UNDER THE ACT.

     N.A.

(6) INFORMATION ON INTERCOMPANY SERVICE TRANSACTIONS INVOLVING AFFILIATED INTERMEDIATE COMPANIES, EWGs AND FUCOs FOR THE QUARTER ENDING SEPTEMBER 30, 1998.

     Attached as Exhibit C.


The aggregate amount of all guarantees issued by or for Charter Oak or any of its subsidiary companies for the quarter ending September 30, 1998 is approximately $3.4 million.

                                   SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Charter Oak Energy, Inc.
/s/ John H. Forsgren
Executive Vice President and Chief Financial Officer
Charter Oak Energy, Inc.
P.O. Box 270
Hartford, CT 06141-0270
November 23, 1998

                                                            EXHIBIT A


               CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
               -----------------------------------------
                CONSOLIDATED BALANCE SHEETS (UNAUDITED)
                ---------------------------------------

                                                      September 30,
                                            ---------------------------
                                                1998           1997
                                            ------------   ------------
                                               (Thousands of Dollars)
ASSETS
------
Utility Plant, at original cost:
  Electric                                  $        52    $        52
    Less:  Accumulated provision for
            depreciation                             52             51
                                            ------------   ------------
         Total net utility plant                      -              1
                                            ------------   ------------
Current Assets:
  Cash                                            1,760          1,086
  Accounts receivable                               312             31
  Accounts receivable from affiliated
  companies                                           2            -
  Taxes receivable                                3,558          3,457
  Investments held for sale                      20,380         78,417

                                            ------------   ------------
                                                 26,012         82,991
                                            ------------   ------------
Deferred Charges:
  Accumulated deferred income taxes               1,293          2,559
  Deferred development costs                      3,488          5,282
  Other                                             253            413
                                            ------------   ------------
                                                  5,034          8,254
                                            ------------   ------------
       Total Assets                         $    31,046    $    91,246
                                            ============   ============
CAPITALIZATION AND LIABILITIES
------------------------------
Capitalization:
  Common stock                              $      -       $      -
  Capital surplus, paid in                       92,744        118,406
  Retained earnings                             (61,964)       (29,767)
                                            ------------   ------------
    Total capitalization                         30,780         88,639
                                            ------------   ------------
Minority interest in common equity
   of subsidiaries                                  -             (145)
                                            ------------   ------------
Current Liabilities:
  Accounts payable                                   84            132
  Accounts payable to affiliated companies          153            191
  Taxes accrued                                      11            658
  Other                                              18          1,771
                                            ------------   ------------
                                                    266          2,752
                                            ------------   -----------
    Total Capitalization and Liabilities    $    31,046    $    91,246
                                            ============   ============

                                 EXHIBIT B

                CHARTER OAK ENERGY, INC. AND SUBSIDIARIES
                 -----------------------------------------
               CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
               ---------------------------------------------

                                                  Twelve Months Ended
                                                      September 30,
                                              ---------------------------
                                                  1998          1997
                                              ------------   ------------
                                                (Thousands of Dollars)

Operating Revenues                            $      -       $      -
                                              ------------   ------------
Operating Expenses:
  Operation and maintenance                        (1,490)        12,795
  Depreciation                                         58            780
  Federal and state income taxes                   (1,386)        (5,004)
  Taxes other than income taxes                       211             66
                                              ------------   ------------
     Total operating expenses                         165          8,637
                                              ------------   ------------
Operating Loss                                       (165)        (8,637)
                                              ------------   ------------

Other (Loss)/Income:
  Investment (loss)/income                         (6,685)        (2,595)
  Other, net                                       (  973)        (1,057)
  Net gain on sale of investments                     634             -
  Reserve for the loss on sale of COE Corp's
   investment in Ave Fenix Energia, S.A.          (25,000)            -
                                              ------------   ------------
    Total other (loss)/income                     (32,024)         3,652
                                              ------------   ------------
     Loss before interest charges                 (32,189)       (12,289)
                                              ------------   ------------

Interest Charges                                        7             21
                                              ------------   ------------

Net Loss                                      $   (32,196)   $   (12,310)
                                              ============   ============

                                        EXHIBIT C
                        Charter Oak Energy and Subsidiaries
                         Detail of Intercompany Services
                      Twelve Months Ended September 30, 1998

                              Charter Oak Energy
                              ------------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO     Charter Oak staff                    2,880,136   469,293 3,349,429
          Accounting and financial services       17,702     3,869    21,571
          Legal services                           6,336    12,786    19,122
          Miscellaneous                           11,314     1,590    12,904
                                              ------------------------------
               Total NUSCO Services            2,915,488   487,538 3,403,026
                                              ------------------------------
NU PARENT Fee for sale of companies                    0         0         0
                                              ------------------------------
               Total NU PARENT Services                0         0         0

CL&P           Reallocate Refund of CCBT Audit         0   (75,518)  (75,518)
               Employee Expenses                   1,654     2,527     4,181
               Outside Services                        0         8         8
               Miscellaneous                           0         0         0
               State of Connecticut Tax                0     1,071     1,071
                                              ------------------------------
               Total CL&P Services                 1,654   (71,912)  (70,258)
                                              ------------------------------

COE TEJONA  Outside Services                           0   550,000   550,000
                                              ------------------------------
               Total COE Tejona Services               0   550,000   550,000
                                              ------------------------------
CHARTER OAK
 DEVELOPMENT CORP
          Legal services                               0   457,390   457,390
          CT Use Tax Recoupment                        0         0         0
          Outside Services                             0     4,850     4,850
          Miscellaneous                                0         0         0
                                              ------------------------------
               Total COD Services                      0   462,240   462,240
                                              ------------------------------

          Total Services Provided              2,917,142 1,427,866 4,345,008
                                              ==============================


                             COE Development Corp.
                             ---------------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
-----------------------------------------------------------------------------
NUSCO    Charter Oak staff                       45,340    37,155    82,495
         Legal services                               0         0         0
         Miscellaneous                               85         0        85
                                              ------------------------------
              Total NUSCO Services               45,425    37,155    82,580
                                              ------------------------------

CL&P     Employee Expenses                        1,586       288     1,874
         Reallocate CCB Tax Paid 1994,5,6             0   589,758   589,758

         Outside Services                             0        18        18
                                              ------------------------------
              Total CL&P Services                 1,586   590,064   591,650
                                              -----------------------------
CHARTER OAK
 ENERGY       Miscellaneous                           0         0         0
         CT Use Tax Adjustment                        0         0         0
         Outside Services                             0        11        11
                                              ------------------------------
              Total COE Services                      0        11        11
                                              ------------------------------

COE TEJONA
 CORP.      Outside Services                          0       (65)      (65)
                                              ------------------------------
              Total COE Tejona Services               0       (65)      (65)
                                              ------------------------------
         Total Services Provided                 47,011   627,165   674,176
                                             ==============================

                                COE (UK) Corp.
                                --------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Charter Oak staff                            0         0         0
        Accounting and Financial Services            0         0         0
                                             ------------------------------
             Total NUSCO services                    0         0         0
                                             ------------------------------

CHARTER OAK DEVELOPMENT
 CORP.   Outside Services                            0       (23)      (23)
                                            ------------------------------
             Total COD services                      0       (23)      (23)
                                            ------------------------------
             Total Services Provided                 0       (23)      (23)
                                            ==============================


                             COE Argentina I Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
--------------------------------------------------------------------------
CL&P   Reallocate CCB Tax Paid 1996                 0       242       242
                                              -----------------------------
            Total CL&P services                     0       242       242
                                           ------------------------------
            Total Services Provided                 0       242       242
                                           ==============================



                            COE Argentina II Corp.
                            ----------------------

                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL  TOTAL
--------------------------------------------------------------------------
NUSCO  Charter Oak Staff                            0   (10,928)  (10,928)
                                            -----------------------------
            Total NUSCO Services                    0   (10,928)  (10,928)

CL&P   Reallocate CCB Tax Paid 1996                 0    (6,248)   (6,248)
                                            -----------------------------
            Total CL&P Services                     0    (6,248)   (6,248)

COE Development
       Outside Services                             0     6,759     6,759
                                            ------------------------------
     Total COE Development Services                 0     6,759     6,759


            Total Services Provided                 0   (10,417)  (10,417)
                                            ==============================


                               COE Tejona Corp.
                               ----------------
                                                           NON-
Service Provided By- Type of Services Provided-  PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO    Miscellaneous                              355         0       355
         Internal Audit                           1,085         0     1,085
         Wholesale Marketing                      8,276     1,269     9,545
         Charter Oak Staff                       64,655     3,331    67,986
         Legal Services                               0         0         0
                                             ------------------------------
              Total NUSCO Services               74,371     4,600    78,971

CL&P   Reallocate CCB Tax Paid 1996                   0       302       302
       Employee Expenses                          4,322     1,863     6,185
                                              -----------------------------
            Total CL&P services                   4,322     2,165     6,487
                                              -----------------------------


COE Development
       Charter Oak Staff                              0     1,823     1,823
         Outside Services                             0        64        64
         CT Use Tax Recoupment                        0         0         0
         Legal Services                               0         0         0
                                             ------------------------------
         Total COE Development Services               0     1,887     1,887


CHARTER OAK
 ENERGY  Legal Services                               0         0         0
          Outside Services                            0       543       543
                                             ------------------------------
              Total COE Services                      0       543       543
                                             ------------------------------
              Total Services Provided            78,693     9,195    87,888
                                             ==============================

                              COE AVE FENIX Corp.
                               ----------------
                                                          NON-
Service Provided By- Type of Services Provided- PAYROLL   PAYROLL    TOTAL
---------------------------------------------------------------------------
NUSCO   Wholesale Marketing                          0        19        19

          Charter Oak Staff                          0         0         0
          Outside Services                           0        63        63
                                              ------------------------------
             Total NUSCO Services                    0        82        82

CL&P   Reallocate CCB Tax Paid 1996                  0       242       242
                                               -----------------------------
            Total CL&P Services                      0       242       242



COE Development
          Charter Oak Staff                          0     9,229     9,229
        Outside Services                             0    20,871    20,871
        Outside Services                             0     2,119     2,119
        CT Use Tax Recoupment                        0         0         0
                                             ------------------------------
        Total COE Development Services               0    30,100    30,100

             Total Services Provided                 0    30,424    30,424
                                             ==============================